SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

ANNOUNCEMENT

Portugal Telecom, SGPS, S.A.

Public Company

Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisbon

Share Capital: Euro 33,865,695

Registered in the Commercial Registry Office of Lisbon and

Corporation no. 503 215 058

Qualified Holding

Pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code, we hereby inform that Telefónica, S.A. (“Telefónica), a company incorporated under Spanish law, with registered office in Madrid, registered in the Commercial Registry Office of Madrid, with the tax number A-28015865, share capital of Euro 4,773,496,485.00, notified Portugal Telecom, SGPS, S.A. (“PT”) that, as a result of the acquisition of own shares announced by PT on 28 September 2007, more than 10% of the voting righs in PT is now attributable to Telefónica, under the following terms:

Entities	No. of shares	% of capital	% of voting rights
Telefónica	99,150,075	8.78%	9.67%
Telesp, S.A	7,994,250	0.71%	0.78%
Aliança Atlântica Holding B.V.	5,329,500	0.47%	0.52%
Telefónica (global holding)	112,473,825	9.96%	10.96%

Telefónica has also informed PT that the voting rights in PT related to the shares held by the companies Telecomunicações de São Paulo, S.A. – Telesp and Aliança Atlântica Holding B.V. are attributable to Telefónica, Telefónica International, S.A. and São Paulo Telecomunicações Holding, Ltda., as a result of the control relationship between Telefónica and those companies, in the following terms:

1.          Telefónica holds 100% of Telefónica International, S.A., that:

a)         directly holds 65.30% of Telecomunicações de São Paulo, S.A. – Telesp; and

b)        indirectly holds 22.65% of Telecomunicações de São Paulo, S.A. – Telesp:

(i)        21.14%, through São Paulo Telecomunicações Holding, Ltda. (which is 100% held by Telefónica International, S.A.); and

(ii)     1.51%, through Telefónica Data Brasil Ltda. (which is 100% held by São Paulo Telecomunicações Holding, Ltda., which in turn is 100% held by Telefónica International, S.A., as decribed above).

2.          Telefónica holds directly 50% of Aliança Atlântica Holding B.V. and holds indirectly 50% of this same company, through Telecomunicações de São Paulo, S.A. – Telesp, which is controlled indirectly by Telefónica International, S.A. as described above.

Lisbon, 3 October 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 3, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.